

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

March 25, 2010

Mr. Joseph A. Mills
Chief Executive Officer
Eagle Rock Energy Partners, L.P.
16701 Greenspoint Park Drive
Houston, TX 77060

> **Re:** **Eagle Rock Energy Partners, L.P.**
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 1-33016**
> **Filed March 12, 2010**
>
> **Eagle Rock Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **File No. 1-33016**

Dear Mr. Mills:

We have completed our review of your Form 10-K and Schedule 14A and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director